Via Facsimile: 703-813-6967

3 Pages

September 6, 2011

Mr. Justin Dobbie
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Lux Digital Pictures, Inc
      Form 10-K for the fiscal year ended August 31, 2010
      Filed December 1, 2010
      File No. 333-153502

Dear Mr. Dobbie:

This letter is in response to your Comment Letter to us dated August 31, 2011 in connection with our above referenced 10-K filing for the fiscal year ended August 31, 2011 and your above referenced File Number.

Please find our responses to your questions and comments in the corresponding paragraphs below:

Management’s Discussion and Analysis, page 15

Results of Operations, page 16

1. In future filings we will, more specifically, endeavor to discuss each films contribution to revenues and any known future revenue trends.

Liquidity and Capital Resources, page 17

2. In future filings the Company shall endeavor to discuss its primary sources of and demands on liquidity in greater detail, including the material terms of loan agreements with related and unrelated parties, and how future loans may impact the Company’s ability to fund operations. The Company intends to disclose in its 10-K filing for the fiscal year ending August 31, 2011 that it expects to fund the next twelve months operations, principally, from cash flows generated from the distribution of its motion picture product, however, the Company will continue to explore ways to raise additional capital in order to expand operations and grow its businesses. The Company shall further disclose that the principal balance of the Convertible Note, as of the end of the period, has been reduced from $70,000 to $28,000 and the Company expects to fully retire the Note during its next fiscal Quarter and additionally disclose that the related party loans are non-recourse and are not expected to have any, current and material impact on the Company’s liquidity.

Mr. Dobbie
September 6, 2011

Item 10. Directors, Executive Officers, page 32

3. In future filings the Company will identify any positions Mr. Jucht has held in the preceding five years.

Executive Compensation, page 34

4. In future filings the Company will update and revise the summary compensation table in accordance with Item 402(n) of Regulation S-K. The Company’s sole Officer received no compensation from the Company in its most current fiscal year.

Item 13. Certain Relationships and Related Transactions, page 36

5. The Company believes that it has disclosed its related party transactions in its 10-K for the fiscal year ended August 31, 2010, which consisted of the $15,050 loan due from its principal shareholder. The $70,000 convertible note is, actually, payable to an “unrelated” party and this accountant Scribner’s error was discovered and corrected in subsequent Company filings. The Company shall endeavor, in all of its future filings, to disclose all transactions with related parties as per Item 404(d) of Regulation S-K. Future filings with respect to related party transactions shall disclose the $15,050 loan from the Company’s principal shareholder and the $13,500 loan provided by its Chief Executive Officer.

Exhibits, page 38

6. In future filings the Company will endeavor to file all material agreements as Exhibits. The Company believes that the expired Consulting Agreement with Mr. Coleman was filed in an amendment to its S-1 Filing as was the $15,050 Loan Agreement. The Convertible Note will be included as an Exhibit in the Company’s next filing and, although not material to the Company, the Note with Mr. Jucht shall also be included as an Exhibit since it is a related party transaction.

Exhibits 32

7. The Company shall revise Exhibit 32 in future filings to reflect that it is a Wyoming corporation.

Mr. Dobbie
September 6, 2011

We believe that the Company has provided appropriate responses to your comments and questions and this is to also acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; SEC staff comments or changes to disclosure in response to staff comments do nor foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ingo Jucht, Chief Executive Officer
Cc: J. Nolan McWilliams